Filed by Tele Sudeste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TABLE OF CONTENTS

The following documents relate to the proposed merger of the Companies:

  1.    A notice to shareholders of TSD dated January 24, 2006 regarding the Extraordinary Shareholders’ Meeting.

  2.    A call notice of TSD dated January 24, 2006 regarding the Extraordinary Shareholders’ Meeting.

  3.    A press release dated January 24, 2006.

NOTICE TO SHAREHOLDERS OF TSD DATED JANUARY 24, 2006 REGARDING

THE EXTRAORDINARY SHAREHOLDERS’ MEETING

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF N° 02.558.129/0001-45

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders of the Company that management determined to change the date of the General Shareholders’ Meeting of the Company from the original date of February 8, 2006, at 2:00 PM to February 22, 2006, at 2:00 PM. As described in the Relevant Fact published on December 6, 2005, the purpose of this meeting is to vote on the terms and conditions of the merger of the Company into Telesp Celular Participações S.A. (“TCP”) (the “Merger”). This date change occurred on account of the registration process with the U.S. Securities and Exchange Commission in connection with the Merger, pursuant to the regulations of such commission, given the listing of the ADRs of TCP and other companies involved in the transaction on the New York Stock Exchange, which registration process has been completed.

We also inform the shareholders that the call notice for this shareholders’ meeting was released today containing specific information regarding the new date of the meeting and the agenda of the meeting, which is the same agenda as that previously published in the prior call notice.

Notice in accordance with SEC regulations: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) and U.S. holders of ordinary and preferred shares of the Company are urged to read the U.S. prospectus, which is already available, because it contains important information. The U.S. prospectus prepared for investors in ADSs and U.S. holders of ordinary and preferred shares of the Company was filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus may also be obtained for free from TCP.

Rio de Janeiro, January 24, 2006.

Paulo Cesar Pereira Teixeira

Investor Relations Officer

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

CALL NOTICE OF TSD DATED JANUARY 24, 2006 REGARDING THE EXTRAORDINARY SHAREHOLDERS’ MEETING

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company with Authorized Capital

CNPJ 02.558.129/0001-45—NIRE 33.3.0026819-7

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned, pursuant to article 124 of Law 6,404/76, to attend the Extraordinary General Shareholders’ Meeting to be held at 2:00 PM on February 22, 2006, at the head office, located at Praia de Botafogo, 501 – 7th floor, Torre Corcovado, Sala das Bandeiras, Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, in order to consider, in light of the Relevant Fact published on December 6, 2005 (“Relevant Fact”), the following agenda:

(a) to consider and resolve about the Financial Statements of the Company dated as of September 30, 2005;

(b) to consider and resolve about the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification entered into by the management of the Company, of Telesp Celular Participações S.A. (“TCP”) and others, which set forth the merger of the Company into TCP, as described in the Relevant Fact;

(c) to ratify the appointment, carried out by the managers of the Company and of TCP, (i) of the independent auditor Deloitte Touche Tohmatsu Auditores Independentes, responsible for the preparation of the statutory book value laudo of the net assets of the Company to be conveyed to TCP; (ii) of the specialized firm Goldman Sachs & Companhia for the valuation of the shareholders’ equity of the Company and TCP, based on the economic value of such companies; and (iii) of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of the Company and TCP at market prices;

(d) to consider and resolve about the valuation reports referred to in item (c) above; and

(e) to resolve about the exchange ratio of the shares issued by the Company, held by its shareholders and cancelled as a result of the merger of the Company, for shares to be issued by TCP, and the consequent extinguishment of the Company.

ADDITIONAL INFORMATION:

(a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office, located at Praia de Botafogo, 501 – 7th floor, Torre Corcovado, Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM on February 20, 2006.

(b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange—BOVESPA and that intend to attend to this meeting shall deliver a statement containing their respective equity interests, dated up to two (2) days before the date of the meeting.

(c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above.

Notice in accordance with SEC regulations: This Call Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) and U.S. holders of ordinary and preferred shares of the Company are urged to read the U.S. prospectus, which is already available, because it contains important information. The U.S. prospectus prepared for investors in ADSs and U.S. holders of ordinary and preferred shares of the Company was filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus may also be obtained for free from TCP.

Rio de Janeiro, January 24, 2006.

Fernando Xavier Ferreira

Chairman of the Board of Directors

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

PRESS RELEASE DATED JANUARY 24, 2006

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.132/0001-69 - NIRE 533 0000580 0	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.129/0001-45 - NIRE 33.3.0026819-7

TELE LESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company C.N.P.J 02.558.144/0001-93 - NIRE 35 3 0032612 1	CELULAR CRT PARTICIPAÇÕES S.A. Publicly-held Company CNPJ: 03.010.016/0001-73 - NIRE 43300039021

PRESS RELEASE

We hereby inform the shareholders that, in regard to the General Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”) (NYSE: TCP), Tele Centro Oeste Celular Participações S.A. (“TCO”) (NYSE: TRO), Tele Leste Celular Participações S.A. (“TLE”) (NYSE: TBE), Tele Sudeste Celular Participações S.A. (“TSD”) (NYSE: TSD) and Celular CRT Participações S.A. (“Celular CRT” and, collectively, the “Companies”) initially called to be held on February 8, 2006, at 2:00 PM, in order to approve the mergers described in the Relevant Fact published on December 6, 2005 and the Prospectus (the “Prospectus”) contained in the Registration Statement on Form F-4 of TCP, as amended January 24, 2006, the management of the Companies have decided to transfer the meeting date to February 22, 2006, at 2:00 PM, on account of the process for the registration with the Securities Exchange Commission – SEC of the securities of TCP to be delivered in connection with the merger to holders of American Depositary Shares of TCO, TLE and TSD and to U.S. holders of common and preferred shares of TCO, TLE, TSD and Celular CRT, which registration process has been completed. Upon approval of the mergers at the shareholder meetings, the mergers will be legally effective, subject to all the terms and conditions described in the Prospectus.

We also inform that the call notices for said shareholders’ meetings were released today with all the specific information regarding the new dates and the same agendas as the call notices that were previously published.

São Paulo, January 24, 2006.

Paulo Cesar Pereira Teixeira

Investor Relations Officer

Important Notice: This press release is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT are urged to read the U.S. prospectus (which also serves as an information statement for holders of ADSs or U.S. holders of shares of TCP), which is now available, because it contains important information. The U.S. prospectus was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.